FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 September 2022

HSBC HOLDINGS PLC

INTERIM DIVIDEND FOR THE 2022 HALF YEAR

On 1 August 2022, the Directors of HSBC Holdings plc approved an interim dividend for the 2022 half year of US$0.09 per ordinary share. The dividend is payable on 29 September 2022 to holders of record on 19 August 2022 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies. As announced on 13 September 2022, the forward exchange rates to be used for the dividend would be quoted by HSBC Bank plc in London at or about 11.00am on 20 September 2022.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 20 September 2022 (US$1=HK$7.847835 and £1=US$1.141824). Accordingly, the cash dividend payable on 29 September 2022 will be:

US$0.09 per share;

approximately HK$0.706305 per share; or

approximately £0.078821 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.45 per ADS. It will be paid on 29 September 2022.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 September 2022